Subject: REVISED - SideChannel Cashless Exchange Offer
Date: Monday, November 6, 2023 at 12:08:04 PM Pacific Standard Time
From: Ryan Polk
To: 2021 SideChannel Warrant Holder

Hello. I am Ryan Polk, the Chief Financial Officer of SideChannel. Our records indicate that you received and still possess [TK1] warrants as part of your participation in the 2021 Private Placement executed by the Paulson Investment Company on behalf of Cipherloc Corporation.

During August of this year, we announced a tender offer to exchange these warrants for common stock. We decided to withdraw this offer on November 1, 2023, the scheduled expiration date, because the tender offer failed to meet the requirement that all warrants must be tendered by all eligible holders of the warrants. We chose not to waive this requirement.

We listened to feedback received on the August 2023 tender offer to develop a second, revised offer. The attachment, "Form TO Dated November 6, 2023" contains the "OFFER TO EXCHANGE COMMON STOCK FOR CERTAIN OUTSTANDING WARRANTS OF SIDECHANNEL, INC." which details the terms of the exchange. The attachment also contains the form of the new warrant agreement included in the Form TO filed with the Securities and Exchange Commission.

The second offer contains 1 new warrant for every 2.5 current warrants in addition to the offer of 1 share of common stock for every 6 current warrants.

We encourage you to thoroughly review the November 6 tender offer with your financial advisor or Paulson broker.

We also want to give you an opportunity to speak with us about the second tender offer during webinars that we are conducting over the next two weeks. Click on the links below to register your attendance and receive the conference call details.

- Thursday, November 9 @ 4:30 pm EST
- Tuesday, November 14 @ 4:30 pm EST
- Thursday, November 16 @ 10:00 am EST

The instructions for how to complete the Letter of Transmittal are included as a separate attachment to this email. On Tuesday, November 7, we will send you a Letter of Transmittal through DocuSign for you to review and execute if you choose to participate in this cashless warrant exchange offer.

Please note:

- This offer is for all or none of the warrants included in this offer and is subject to the condition that all the warrants included in this offer must be tendered for the offer to close, which SideChannel may waive.
- If you tender Warrants pursuant to the offer, you will receive legended shares and you will generally be entitled to "tack" your holding period of the Warrants so tendered for purposes of Rule 144 under the Securities Act.

- The shares will be issued to you in book form through our transfer agent, Computershare.

SideChannel is pursuing these objectives:

- Acquisitions
- Organic growth

Further, the company is considering an uplist on a national stock exchange.

Successfully executing one or more of these objectives may require the issuance of equity. The warrants issued in the 2021 Private Placement contain anti-dilution clauses that impede the company's ability to effectively engage the capital markets in support of these objectives. As such, the company believes the warrants are inhibiting its ability to grow and create value.

This tender offer is being made to you and the other warrant holders remove this roadblock.

Thank you for your attention to this matter and we look forward to working with you on this cashless exchange of your [TK1] warrants for [TK2] shares of SideChannel common stock and [TK3] new warrants.

Regards,

Ryan Polk, 317-910-0838